Press Release

Continental with provisional figures for 2001:

- Group sales grow to more than 11 billion euros

- High growth rates for Automotive Systems and Passenger Tires Europe

- Restructuring of tire segments for sustained improvement of results

Hanover, March 8, 2002. The Continental Corporation increased its sales in 2001 by 11.1 percent to 11.2 bn € (prior year: 10.1 bn €). Excluding changes in the scope of consolidation, the increase amounts to 5.6 percent. Continental Automotive Systems contributed to this rise in sales with an increase of 31.8 percent. Sales revenues in the tire segment rose by 2.2 percent, where a clear increase at Passenger Tires Europe was able to more than compensate for a fall in sales at Commercial Vehicle Tires and Continental Tire North America. Sales of the ContiTech Group division lay slightly below the previous year's level.

The 2001 financial year is burdened with considerable one-off restructuring costs of 468 million € (prior year: 60 million €). The result before interest and taxes (EBIT) comes to minus 64 million € including restructuring expenses (prior year: 432 million €). In anticipation of the new US GAAP accounting standards, under which annual amortization of goodwill is no longer required, we are already publishing the EBITA (EBIT before budgeted goodwill amortization). For 2001, EBITA comes to 33 million € in contrast to 533 million € in the previous year.

In total, there is a deficit for the year of 258 million € after a surplus for the year of 205 million € in the previous year.

On December 31, 2001, the net indebtedness of the Group amounted to 2.6 bn € and the ratio of outside to equity capital (gearing ratio) was 168 percent (prior year: 2.0 bn € and 109 percent respectively).

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Continental Aktiengesellschaft
Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

The Continental Automotive Systems Division increased turnover by 31.8 percent in comparison to the previous year to 3,986 million € (3,023 million € in previous year). Excluding the effects from changes in the scope of consolidation, particularly through the first-time inclusion of Conti Temic, the rise amounts to 13.2 percent. This results in a profit higher than the previous year's figure.

The Passenger Tires Division recorded sales of 2,846 million € (prior year: 2,639 million €). This corresponds to a rise of 7.8 percent in comparison to the previous year. The result contains one-off costs of 141 million € for restructuring of the European tire factories, ceasing tire retreading at Vergölst in Bad Nauheim as well as losses from the sale of the British trading chain National Tyre Service (NTS). This results in a profit lower than in the previous year.

The Commercial Vehicle Tires Division recorded a fall in sales of 9.3 percent to 886 million € (prior year: 976 million €), largely due to significantly lower deliveries to the USA. One-off burdens of 113 million € through the cessation of truck tire production in Herstal in Belgium and the closure of the Austrian factory in Traiskirchen, planned for mid-2002, led to an operating loss.

With sales of 1,743 million €, the Continental Tire North America Division, responsible for business in the NAFTA region, lay below the level of the previous year (1,763 million €) by 1.1 percent due to the downturn of business activity in the North American automotive industry. In US dollars, the fall amounts to 4.4 percent. Costs for the factory closure in Guadalajara in Mexico and impairment of assets resulted in a one-off burden to the amount of 203 million €. In total, there was a clear loss.

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Continental
Aktiengesellschaft
Corporate Communications

Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover

Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055

www.conti-online.com
prkonzern@conti.de

The weakening of business activity in the automotive industry also had an effect on the ContiTech Division which with sales of 1,768 million € lay almost 1.1 percent lower than the previous year of 1,787 million €. Excluding changes in the scope of consolidation, sales lie at the previous year's level. Despite the positive effect through the sale of the Deutsche Schlauchbootfabrik and other smaller business segments, the operating result fell.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-mail: prkonzern@conti.de

Media Database Library: www.conti-online.com